# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HUYA Inc., CIK 0001728190
CUSIP: 44852D108
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share (represented by American Depositary Shares)
Address of issuer's principal executive offices: Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou, China (F4), 511446
Date of event which requires filing of this statement: 02/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001708574

## Reporting persons
- OceanLink Partners Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,860,972; shared voting power 0; sole dispositive power 3,860,972; shared dispositive power 0; aggregate amount beneficially owned 3,860,972 (5.3% of the class)

## Item 1. Issuer
Name of issuer: HUYA Inc.
Address of issuer's principal executive offices: Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou, F4 511446

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is being filed by OceanLink Partners Fund, LP, a Cayman Islands exempted limited partnership (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
Citizenship: The Reporting Person is a Cayman Islands exempted limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns 3,860,972 Class A ordinary shares, par value US$0.0001 per share, of the Issuer ("Ordinary Shares"). The amount and percentage of beneficial ownership reported herein are as of February 9, 2026.
Percent of class: The Reporting Person beneficially owns approximately 5.3% of the class. The percentage of beneficial ownership reported herein, and on the Reporting Person's cover page to this Schedule 13G, is based on a total of 73,146,779 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in the most recent annual report of the Issuer on Form 20-F for its fiscal year ended December 31, 2025.
Sole power to vote or to direct the vote: The Reporting Person has the sole power to vote or direct the vote of 3,860,972 Ordinary Shares.
Shared power to vote or to direct the vote: The Reporting Person has the shared power to vote or to direct the vote of 0 Ordinary Shares.
Sole power to dispose or to direct the disposition: The Reporting Person has the sole power to dispose or direct the disposition of 3,860,972 Ordinary Shares.
Shared power to dispose or to direct the disposition: The Reporting Person has the shared power to dispose or to direct the disposition of 0 Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- OceanLink Partners Fund, LP: /s/ Richard Li, Director of General Partner (05/08/2026)